UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 12, 2008

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**1-5532-99**	**93-0256820**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

The Division of Audits in the Office of Enforcement of the Federal Energy Regulatory Commission (FERC) recently completed its field work on an audit of Portland General Electric Company (PGE or the Company). The audit addressed PGE's compliance with: (1) the practices and procedures contained within the Company's FERC-approved Open Access Transmission Tariff (OATT); (2) the conditions by which the FERC granted market-based rate authority to PGE; (3) FERC's Standards of Conduct requirements; (4) FERC requirements concerning the preservation of records of public utilities; and (5) other FERC rules and regulations including, but not limited to, interlocking directorate requirements and shortages of electric energy and capacity.

In addition to making certain proposed audit findings and recommendations, the Division of Audits has referred certain issues relating to PGE's compliance with its OATT to the FERC's Division of Investigations. On May 12, 2008, PGE received a letter from the audit team identifying the issues that were referred to the Division of Investigations. On May 27, 2008, PGE received a notice of a preliminary non-public investigation from the Division of Investigations concerning PGE's compliance with its OATT.

Under the FERC's regulations, the existence of an investigation is generally not made public by the FERC. However, a transcript of a closed session meeting of the FERC held on May 2, 2008 that discussed both the audit and referral of certain issues to the Division of Investigations was mistakenly posted by the FERC on its website for a brief period on May 9, 2008. The Company has cooperated with the FERC staff throughout the audit process and will continue to cooperate with FERC staff in the investigation. The investigation is in its early stages, and the process will provide the Company with an opportunity to discuss with the FERC the issues and facts relating to the investigation and to provide the Company's views and explanations on these issues and facts.

At this time, the Company cannot predict the final outcome of the investigation, or what actions, if any, the FERC will take.

Information Regarding Forward-Looking Statements

This current report includes forward-looking statements. PGE based these forward-looking statements on its current expectations and projections about future events in light of its knowledge of the facts as of the date of this current report and its assumptions about future circumstances. Forward-looking statements in this report on Form 8-K include statements regarding the process and outcome of the proceedings described above. Investors are cautioned that such forward-looking statements are subject to risks and uncertainties. The Company assumes no obligation to update any such forward-looking statement. Prospective investors should also review the risks and uncertainties listed in the Company's most recent Annual Report on Form 10-K and the Company's reports on Forms 8-K and 10-Q filed with the Securities and Exchange Commission, including Management's Discussion and Analysis of Financial Condition and Results of Operations and the risks described therein from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

Date:	May 29, 2008	By:	/s/ James J. Piro
			James J. Piro
			Executive Vice President, Finance
			Chief Financial Officer and Treasurer